LICONT, CORP.

Gundelsheimer Str. 44, Stuttgart, Germany 70437,

Tel. +49-71191413498, E-mal: licontcorp@gmail.com

January 13, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

Division of Corporate Finance

ATTENTION: Angie Kim and Lilyanna Peyser

Re: Licont, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 22, 2011

File No. 333-177359

Dear Ms. Kim and Ms. Peyser:

This letter shall serve as the request of Licont, Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, January 18, 2012, at 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LICONT, CORP.

By:	/s/	Andro Gvichiya
	Name:	Andro Gvichiya
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)

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